SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BlastGard International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

093442101
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 093442101	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS 8464081 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER	236,759,834 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	236,759,834 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,759,834 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0%
14	TYPE OF REPORTING PERSON CO

(1)	Includes Warrants to purchase 41,801,793 shares.

(2)	Based upon 328,405,857 shares outstanding as of December 31, 2014.

CUSIP No. 093442101	SCHEDULE 13D	Page 3 of 4 Pages

A Schedule 13D was filed by the reporting person on April 18, 2013. The information contained in the Schedule 13D is incorporated herein by reference.  Amendment No. 1 to the Schedule 13D was being filed to amend Item 5 of the Schedule 13D as provided below to report certain transactions which occurred on April 23, 2013. Amendment No. 2 to the Schedule 13D was being filed to amend Item 5 of the Schedule 13D to report certain transactions which occurred on October 29, 2014. This amendment no. 3 is being filed to reflect the retirement of certain convertible indebtedness described below. The information contained in Items 1-4 and 6 and 7 remain unchanged.

Item 5.                        Interest in Securities of the Issuer

(a)-(b) The Reporting Person owns the sole voting power and sole dispositive power over 236,759,834 shares, representing 64.0% of the outstanding shares. The foregoing includes 41,801,793 common shares issuable upon conversion of warrants.

(c)  On October 29, 2014, the Reporting Person loaned $450,000 to the issuer, which was repaid on or about December 31, 2014. The note was convertible at $.009 per share into 50,000,000 shares of common stock.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8464081 Canada Inc.

Dated: March 3, 2015	By:	/s/ James Black
James Black, Secretary